CHUBB

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: Bmc Fund, Inc.
    Address: 800 Hickory Blvd Sw
                          Lenoir, North Carolina 28645

2. Producer: Marsh & McLennan Agency Llc Rutherfoord Division
    Attn: Lisa Setzer
    Address: P.O. Box 12748
                          Roanoke, VA 24028

3. Bond Number: 81940247

4. Bond Type/Form No.:   Financial Institution Investment Company
                          Asset Protection Bond (Ed. 5-98)
                          Form 17-02-1421 and Form 17-02-1421 contract

5. Term of Binder: From: 12:01 a.m. on   03/19/2022
                          To: 12:01 a.m. on   04/19/2022

6. Bond Period: From: 12:01 a.m. on   03/19/2022
                          To: 12:01 a.m. on   03/19/2023

7. Limits of Liability: $6,000,000

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 600,000	$ 25,000
2. On Premises	$ 600,000	$ 25,000
3. In Transit	$ 50,0000	$ 10,000
4. Forgery or Alteration	$ 600,000	$ 25,000
5. Extended Forgery	$ Not Covered	$ N/A
6. Counterfeit Money	$ Not Covered	$ N/A
7. Threat to Person	$ 600,000	$ 25,000
8. Computer System	$ 600,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ Not Covered	$ N/A
10. Uncollectible Items of Deposit	$ Not Covered	$ N/A
11. Audit Expense	$ 25,000	$ 0

8.   Endorsements:
      17-02-1453 North Carolina Amendatory (A/B/C/CL/ECCP/ICAP
      17-02-2437 Deleting Valuation & Amending Change/Modifica
      17-02-0735icap Premium Endt (AZ,CA,FL,GA,NC,VA)
      14-02-9228 Compliance with applicable Trade Sanction Law

9.   Premium: $3,899 (1 Year Prepaid Premium)

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 03/19/22 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized

Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: ___Daniel Redmond_____ Date: ___03/14/2022_____
           Authorized Representative   mm/dd/ccyy

BMC FUND, INC.
CONSENT TO ACTION WITHOUT MEETING

The undersigned directors of BMC Fund, Inc. (the "Company") do hereby adopt the following resolutions by signing their written consent thereto:

WHEREAS, the undersigned directors are all of the directors of the Company who are not an "interested person" of the Company as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940; and

WHEREAS, the undersigned directors have been presented with a form of blanket, single-insured fidelity bond issued by Federal Insurance Company (the "Bond") that insures the Company against larceny and embezzlement committed by each officer and employee of the Company who has access to securities or funds of the Company (the "Covered Persons"); and

WHEREAS, the Bond provides that it shall not be cancelled or modified except upon 60 days prior written notice given to the Company and the Securities and Exchange Commission (the "SEC"); and

WHEREAS, the amount of the Bond is $600,000.00, with a premium of $3,899.00, and effective dates of March 19, 2022 until March 19, 2023; the value of the Company's assets to which the Covered Persons have access was approximately $43 million as of January 31, 2022; and the Company's securities are maintained in the custody of The Northern Trust Company, as custodian, pursuant to a Custodian Agreement that appropriately restricts access to the Company's securities;

NOW, THEREFORE, BE IT RESOLVED, by the undersigned directors, in accordance with Rule 17g-1(d) under the Investment Company Act of 1940, that the form and amount of the Bond is hereby approved; and

FURTHER RESOLVED, that the Treasurer of the Company is hereby authorized and directed to make the filings with the Securities and Exchange Commission called for by Rule 17g-1(h).

Effective the 24ᵗʰ day of March, 2022.

/s/ R. Donald Farmer
R. Donald Farmer

/s/ Mark E. Roberts
Mark E. Roberts